GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAR 27 AM 8:56

[redacted]

02028036

New GKN PLC

8 March 2002

The United States Securities and Exchange Commission,
Division of Corporate Finance,
Room 3094 (3-6),
450 5th Street,
Northwest,
Washington DC 20549,
USA.

Exemption File 82-5204

SUPPL

Dear Sir,

For your information I enclose a copy of an announcement sent to the London Stock Exchange on 7 March.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

For Immediate Release **7 March 2002**

2001: a year of transformation and achievement

Financial Results (for continuing businesses)	**2001**	**2000**	**Increase/ (Decrease)**
Sales	**£4,337m**	£4,134m	5%
Profit before tax *	**£245m**	£386m	(37%)
Operating cash flow**	**£206m**	£89m	131%
Earnings per share *	**24.7p**	39.1p	(37%)

*Before goodwill amortisation and exceptional items

** Cash flow from operating activities after capital expenditure, before interest

- GKN goes forward as global engineering group focused on Automotive and Aerospace following demerger of Industrial Services.
- Increased sales and strong operating cash flow in challenging market conditions.
- Automotive Driveline Division increases sales by 10% despite downturn in North America. Nissan outsourcing and Toyoda joint venture build presence in Japan.
- Reduced contribution from other automotive businesses. Disappointing performance from Powder Metallurgy. Corrective actions in place.
- Continued progress in Aerospace. US military aircraft programmes worth $4 billion to GKN following acquisition of structures and thermal joining businesses from Boeing.
- Creation of AgustaWestland. Strong performance as sales success maintains £5.2 billion helicopter order book.
- Final Dividend per share 7.3p. Equivalent to annual dividend of 11.0p on pro forma basis.

Overview & Outlook

GKN was transformed in 2001 by the demerger of its Industrial Services businesses to Brambles Industries plc which formed a dual-listed business with Brambles Industries Limited of Australia. Following the demerger GKN moved forward as a focused, global engineering company. This announcement refers to the pro forma results of the continuing businesses except where otherwise stated.

2001 sales were £4.3 billion, an increase of 5% over 2000 sales of continuing businesses. On the same basis, operating profit before goodwill amortisation and exceptional items was £306 million compared with £424 million, a reduction of 28%. The favourable impact of currency translation was £59 million on sales and £7 million on operating profit.

Automotive sales increased as recent acquisitions and an unusually high number of new programme wins offset the loss of established business arising from lower vehicle output in the US. Profits were lower however because new business does not initially achieve the same levels of contribution which arise over time on established programmes. Additionally, Powder Metallurgy's operating performance was disappointing.

Operating cash flow at £206 million was significantly ahead of last year. Net debt at the end of 2001 was £885 million compared with £601 million at the end of 2000 and £920 million at the half year. Interest cover was 5 times.

Marcus Beresford, Chief Executive of GKN plc, said: "No engineering group is immune from the cyclical nature of its markets but GKN's major businesses are world leaders and this gives us a competitive advantage in a downturn.

"Automotive Driveline Division emphasised its world leadership by delivering a remarkably robust performance with an overall 10% increase in sales in a year when North American automotive output fell by 10%.

"The downturn in the US automotive market and certain performance issues heavily impacted Powder Metallurgy which had a disappointing performance for the year as a whole. OffHighway and AutoComponents continued to deliver a creditable performance in very depressed market conditions.

"AgustaWestland, our new joint venture, has come together extremely well and has justified our ambitions for the business by winning a succession of important export contracts throughout 2001.

"GKN Aerospace Services and AgustaWestland have the majority of their business in defence markets where we made significant gains in 2001 and for which the outlook is expected to remain positive.

"However, the downturn in the airline industry is affecting civil aerospace activity. In October, we announced that global employment would reduce by 1,250 people and that certain civil aerospace assets would be written down. This, together with charges relating to the demerger of Industrial Services and consequent restructuring of the corporate centre, has led to exceptional charges of £126 million in 2001, which arise in both continuing and discontinued businesses.

Outlook

"The outlook for automotive markets is uncertain. For the year as a whole we expect world vehicle production to be lower than in 2001. We foresee some improvement in defence related aerospace but civil aerospace markets are likely to remain depressed. The restructuring actions announced in October are underway and, together with recovery initiatives in Sinter Metals, should go some way to mitigating further declines in our markets.

"Lower demand in most of our markets, together with the cost of the consolidation of UK helicopter operations announced in January this year, will adversely affect results in the first half. We expect results to improve as the year progresses. For the longer term the underlying operational and financial strength of our business enables us to continue to build for the future so that we may capitalise fully on the upturn when it comes."

Operating Review

Automotive

Automotive sales of £2,844 million were £161 million (6%) above 2000. The favourable effect of acquisitions in the year combined with the full year effect of 2000 acquisitions and divestments and currency totalled £193 million. Excluding these factors sales were broadly unchanged.

Operating profit before exceptional items and goodwill amortisation was £187 million compared with £308 millon in the previous year. The underlying reduction, after eliminating the effect of both 2001 and 2000 acquisitions, currency and certain one off credits in 2000, was 39%.

Automotive Driveline Division

Automotive Driveline Division (ADD) delivered a robust and resilient performance in 2001. Through its global leadership, technological strengths and new programme wins it achieved sales of £1,781 million – a 10% increase. Excluding the effect of currency and acquisitions, ADD still achieved underlying sales growth of 3% in a year when North American vehicle output fell by 10%. While demand for existing models reduced from major North American manufacturers, the division launched a number of new programmes, particularly in the growing sports utility vehicle (SUV) sector. Profits reduced slightly as the lower initial contribution from new programmes was not enough to offset the downturn in established US business.

During 2001, Toyota selected ADD as sole supplier of CVJ halfshafts for the new Camry being marketed in Asia Pacific. ADD will supply the components from plants in Thailand, Malaysia, Taiwan and Australia.

In the US ADD acquired Ford's in-house CVJ driveshaft production for the Ford Taurus and Mercury Sable models produced in Chicago. GKN already supplies CVJ driveshafts for these models assembled in Atlanta. Production is being undertaken at GKN's existing North American facilities.

The Kaiserslautern driveline operation outsourced by General Motors in Germany and the Tochigi operation outsourced by Nissan in Japan in 2000 were both successfully integrated and made a positive contribution to performance.

The outsourcing by Nissan provided GKN with its first wholly owned manufacturing presence in Japan. Also in Japan, GKN Toyoda Driveshafts Ltd, a joint venture between GKN and Toyoda Machine Works, won significant business from Fuji Heavy Industries (Subaru) and other domestic manufacturers. Production began in December 2001 on a new line in Toyoda's plant at Tadoimsaki. Annual output is expected to reach 500,000 units in 2003.

GKN's global leadership in driveline is based on CVJ halfshafts, propeller shafts and viscous couplings. The Group is developing new driveline products and has developed an active, electronic torque management device for vehicles under development by two leading automotive manufacturers.

Powder Metallurgy

2001 was a difficult year for GKN Sinter Metals and Hoeganaes. Sales fell to £612 million from £638 million in 2000. This was largely a result of reductions in output by the 'Big Three' US domestic automotive manufacturers – DaimlerChrysler, Ford and General Motors which constitute a high percentage of GKN Sinter Metals' US demand.

In addition to the sales reduction, the operational skills in quality and delivery, which are a characteristic of GKN's established businesses, had not yet been fully embedded within the Sinter organisation. Significant costs were incurred in tackling delivery and quality issues encountered as the business downsized to meet the volume downturn.

Despite some improvement in the second quarter this was not maintained in the second half and led to a disappointing performance for the year as a whole. Recovery actions have been implemented which we are confident will lead to an improved performance in the current year.

For Hoeganaes, the market downturn and increased energy costs in the US had an adverse impact on performance. Some of this impact was offset during the year by operational improvements which led to a better outcome in the second half.

GKN Sinter Metals acquired Presmet Inc of Worcester, Massachusetts, USA, in January 2001. Presmet manufactures complex steering column, engine and transmission parts. To support future growth in Europe capacity has been expanded at certain GKN Sinter Metals plants in Germany and Italy. The world's largest mechanical and hydraulic compacting press was installed in a US plant to meet growing demand for complex transmission components. Hoeganaes opened a new blending facility in Germany as part of its international expansion and its new production facility in the US, the world's largest atomised powder plant, has come on line.

GKN Powder Metallurgy is the only truly global business in its sector. Looking beyond the immediate performance difficulties and the current market downturn GKN sees Powder Metallurgy as a future growth platform.

OffHighway Systems & AutoComponents

Despite very poor market conditions due to the impact of BSE and Foot and Mouth Disease on the agricultural industry, OffHighway Systems increased market share and achieved significant growth in gearbox sales following the introduction of integrated secondary drivetrain systems for agricultural machinery. GKN Wheels integrated new facilities in North America and Italy and is extending its global reach through partnership arrangements with wheel manufacturers in Asia, Eastern Europe and Latin America. AutoComponents saw sales growth in vehicle structures through the first year of supply for the new Ford Transit, Jaguar X-Type and Toyota Corolla. The business is using its expertise to exploit the growing market for high integrity aluminium components.

Emitec

This 50:50 joint venture with Siemens VDO is the world leader in the design and manufacture of metal substrates for catalytic converters. The business achieved 10% sales growth in Germany during the year but had to respond rapidly to a decline in demand during the final quarter. US sales were at the same level as last year. A significant achievement in 2001 was the successful ramp up of production and the establishment of an engine test facility in the new factory in Thuringia in Germany.

Aerospace

Aerospace sales of £1,493 million compared with £1,451 million in 2000. The year on year trend is significantly affected by the formation of AgustaWestland, the acquisition of the St Louis facility from Boeing and currency movements. 2001 should be seen as the base year from which the restructured business will move forward.

Similarly, the profit increase to £119 million from £116 million in 2000 is not capable of direct comparison due both to changes in status and the inclusion in 2000 of final credits arising on defence related contracts. The AgustaWestland joint venture made a good start and the contribution from GKN's 50% holding was similar to the profit from Westland Helicopters as a subsidiary in 2000.

GKN Aerospace Services

Underlying performance improved at GKN Aerospace Services. Since 1997 aerospace subsidiary sales have risen from £150 million to £630 million. GKN Aerospace Services conducts 59% of its business in the US, the world's largest aerospace market, and 41% in Europe. Military aircraft are an important market and defence sales account for 60% of revenue.

The most significant event in 2001 was the completion in January of the purchase of the Boeing Military Aircraft and Missile Systems Group's fabrication operations in St Louis, Missouri, USA. This transaction established a strategic relationship with the world's largest aerospace company and increased GKN's exposure to the US defence market. The St Louis plant manufactures metal and composite structural components primarily for the F18E/F and the C17. The US Navy and Marine Corps are set to acquire 480 F18s and the US Air Force more than 180 C17s. These two programmes represent future business worth an estimated $1.9 billion to GKN.

During 2001, GKN also completed a wide ranging restructuring of its aerospace activities which involved the closure of three manufacturing sites in the UK and US and the divestment of a small actuation business in Germany. Operations are now focused on seven centres of excellence in Germany, the UK and the US. In addition some minor actions and asset write-downs were made in anticipation of a modest down cycle in civil demand.

However, following the impact of the events of September 11th on the world airline industry, GKN implemented a significant further reduction in its cost base as civil aircraft manufacturers reduced or cancelled programmes. The Group also wrote down by £50 million the carrying value of some aerospace assets mainly in respect of the non recurring initial costs of design, development and tooling for new programmes.

In early 2002, GKN acquired the specialist Thermal Joining Centre (TJC) in Kent, Washington State, USA, from Boeing. The TJC produces an important titanium assembly for the F22 fighter aircraft. The F22 programme is now worth an estimated $1.4 billion to the Group.

AgustaWestland

With effect from 1 January 2001, GKN and Finmeccanica SpA merged their helicopter subsidiaries into a new 50:50 joint venture, AgustaWestland. The management team has come together well, synergies are being realized, the order book was executed without disruption and new programmes were won. The year end order book, plus major contracts booked in January 2002, stood at £5.2 billion.

Denmark has ordered 14 EH101 aircraft for search and rescue and troop transport. Portugal has ordered 12 EH101 helicopters for combat search and rescue and fishery protection. The successes in Denmark and Portugal have confirmed the competitiveness of the EH101. The Royal Thai Navy ordered two Super Lynx helicopters and in January 2002 Oman ordered sixteen. A total of 62 NH90 helicopters have also been ordered by Finland, Norway, Portugal and Sweden. AgustaWestland is a 32% partner in NH Industries which produces the NH90.

A large opportunity for AgustaWestland is access to the US market for the EH101 following preliminary agreement with Lockheed Martin to initiate a joint effort to address the US Government medium-lift helicopter market with immediate attention focused on a US Air Force combat search and rescue requirement for approximately 130 aircraft. There are also US Navy, Marine Corps and Coastguard programmes for which a US version of the EH101 could be highly competitive.

As part of the UK Bowman digital military communications system, AgustaWestland was awarded a £100 million conversion, training and support programme. The AB139 medium twin helicopter, being developed in collaboration with Bell Helicopter Textron, completed a successful series of flight trials in 2001.

In January 2002 AgustaWestland announced the consolidation of UK operations onto the Yeovil site and a reduction in the workforce. GKN's share of the costs of this reorganisation, which are estimated to be £11 million, will be charged to operating profit in the first half of 2002.

Financial Review

Change in composition of the Group

On 7 August the Group completed the demerger of its Industrial Services businesses to Brambles Industries plc and the merger of these businesses with Brambles Industries Limited of Australia. To reflect the composition of the continuing Group, pro forma financial information has been prepared showing the results of the Group excluding the demerged businesses for the whole of 2001, with 2000 comparatives on the same basis. Unless otherwise stated, these are the figures referred to throughout the review.

Consolidated financial information, incorporating the results of the Industrial Services businesses up to the date of demerger and the effects of the transaction itself, is also attached.

The other structural change was the creation of AgustaWestland at the beginning of the year whereby GKN and Finmeccanica each contributed the assets of their helicopter businesses "Westland" and "Agusta" respectively, to a new joint venture company AgustaWestland NV the shares in which are held equally by the two parties. The transaction has been accounted for so as to reflect its substance whereby the Group has exchanged 50% of its interest in the liabilities of Westland for a 50% interest in the fair value of the tangible assets of Agusta, effective from 1 January 2001.

Sales and operating profit

Sales and operating profit before goodwill amortisation and exceptional items are discussed by business in the operating review.

For the Group in total, sales were £4,337 million compared with £4,134 million last year, an increase of £203 million (5%). After eliminating the impact of currency, acquisitions, changes in status and specifically AgustaWestland (where direct comparison is not possible), the underlying increase was 1.2%.

Automotive sales of £2,844 million were £161 million (6%) above last year but the underlying figure was similar to 2000. On a reported basis Aerospace sales of £1,493 million were flat but the underlying performance is masked by the creation of the AgustaWestland joint venture. In Aerospace Services, subsidiaries' sales rose to £630 million largely due to the acquisition of Boeing's St Louis structures plant.

Total operating profit of £306 million was £118 million (28%) below 2000 with an underlying reduction of 34%. The reduction in Automotive operating profit was £121 million (39%) to £187 million while Aerospace showed a marginal improvement from £116 million to £119 million. The underlying movements were a reduction of 39% in Automotive and 2% in Aerospace though, as noted above, in the latter case the comparison is affected by the change in status of AgustaWestland.

Exceptional Items

There were two separate exceptional costs charged to operating profit in the period. An anticipated £40 million charge was announced in August 2001 in respect of a corporate centre reorganisation consequent upon the demerger, of which £10 million was charged to continuing businesses (with a further £24 million being charged to exceptional in discontinued businesses).

In October 2001, a reorganisation was announced to reduce capacity in the Aerospace and Automotive businesses as a result of the changed market conditions which applied in the latter half

of the year. In this respect, £88 million was charged as an exceptional charge to operating profits in 2001, £50 million in respect of write downs in Aerospace assets and £38 million for redundancy and other costs in Aerospace and Automotive. A further £40 million is likely to be charged in 2002 to cover the remainder of this re-organisation as it is implemented.

The cash cost of operating exceptional charges in the period was £27 million and the cash cost in 2002 to complete all these reorganisations is estimated at approximately £50 million.

Exceptional credits arising on the sale or closure of businesses totalled £7 million. £2 million arose within subsidiaries from the sale of Sitec GmbH together with the withdrawal from a small Automotive Driveline joint venture. Within associates, the Group's share of the profit made by Alvis plc on its divestment of Avimo Group Ltd. was £5 million.

Interest

Net interest payable by subsidiaries was £59 million (2000 - £34 million). The increase arose largely because of the £144 million of cash injected into the AgustaWestland joint venture, the impact of the cash cost of acquisitions in the latter half of 2000 and early in 2001 and higher working capital levels over much of the first half of the year.

Interest was 5 times covered by Group operating profit before goodwill amortisation and exceptionals.

Profit before Tax

Profit before tax, goodwill amortisation and exceptional items was £245 million compared with £386 million in 2000, a decrease of 37%.

After exceptional items and goodwill amortisation, profit before tax was £107 million. This compared with the 2000 figure of £346 million.

Taxation

The rate of tax as a percentage of profit before goodwill amortisation and exceptional items reduced slightly to 25.1% from 26.2% last year largely because of the benefit of tax planning initiatives.

The tax charge of £60million represented 56% of profit before tax due to the level of exceptional items, a large element of which did not attract immediate tax relief.

The underlying tax rate in 2002 and beyond is expected to show a modest, progressive increase as a result of changes in the geographical mix of profits. There may, however, be some favourable impact from the resolution of outstanding tax issues.

The move to full provision for deferred tax, consequent upon the implementation of FRS 19 in 2002, is expected to add around a further 4-6 percentage points to the charge in the Profit and Loss Account for the year but this will have no cash impact. The prior year adjustment on adopting this policy is estimated at £51 million in subsidiaries and a further £8 million in joint ventures.

Earnings

Earnings per share before goodwill amortisation and exceptional items fell by 36.8% to 24.7p from 39.1p a year earlier as a result of the lower operating profits and higher interest costs referred to above.

Dividend

A final dividend of 7.3p per share is proposed, payable on 17 May 2002 to shareholders on the register at 15 March 2002.

Shareholders may choose to reinvest this dividend under the Dividend Reinvestment Plan ("DRIP"). The closing date for DRIP mandates is 2 May 2002.

Together with the interim dividend of 7.6p for the business including the demerged Industrial Services, total dividends paid by GKN in respect of 2001 will therefore be 14.9p.

This dividend is the first in respect of the Group following the demerger and, on the basis that the dividends will normally be split approximately one third as an interim and two thirds as a final dividend, the proposed dividend equates to a total annual dividend on a pro forma basis of 11.0p for 2001.

Cash Flow

Cash inflow from operations was £452 million compared with £335 million in 2000. Operating cash flow, which is used as a performance measure in the financial management of the Group and which is defined as cash inflow from operating activities after deducting all capital expenditure, was £206 million (2000 - £89 million). There was a reduction of £167 million in working capital or £111 million excluding the impact of exceptional costs and stock write downs. Of this latter figure, £71 million came from debtors and £49 million from customer advances, reflecting the focus on cash management within the Group.

Dividends from joint ventures and associates increased to £49 million (2000 - £14 million) largely due to dividends received from AgustaWestland. AgustaWestland has a policy of 100% distribution of earnings unless otherwise agreed by the shareholders.

Capital expenditure was £246 million (2000 – £246 million). This reflected continuing high levels of investment in the Driveline and Sinter Metals businesses in support of new production programmes, cost reduction and productivity initiatives. This represented 149% of depreciation.

The net impact of acquisitions and divestments on the cash flow was an outflow of £136 million (2000 - £109 million) and the net cash inflow for the year was £29 million (2000 outflow of £95 million).

Goodwill

At the year end the balance sheet showed goodwill of £525 million in relation to subsidiaries and a further £112 million within the equity value of joint ventures and associates. In addition to normal amortisation, which takes place over periods of up to 20 years, an impairment of £7 million was recognised in respect of two small loss making Sinter Metals operations.

Net Borrowings

At the end of the year the Group had net borrowings of £885 million (2000 - £601 million). These are net of customer advances of £50 million (2000 - £315 million), which are shown in short term creditors in the balance sheet. Net debt in joint ventures totalled £58 million, most of which was in AgustaWestland.

Shareholders' Equity

Shareholders' equity in the consolidated Group reduced from £1,457 million at the end of 2000 to £1,036 million at the end of 2001. There was a reduction of £451 million as the result of the demerger of the Industrial Services businesses and a transfer from the profit and loss account of £73 million. These were partly offset by an increase of £110 million arising on the formation of AgustaWestland. Other movements, mainly currency, gave rise to a net reduction of £7 million.

The capital restructuring, which took place as part of the demerger, created distributable reserves of £840 million in the parent company.

Pensions

The implementation of FRS 17 in subsidiaries would have reduced shareholders' funds by £169 million at the end of 2001 but would have increased them by £4 million at the end of 2000. This volatility is a feature of the Standard and is likely to give rise to significant movements in the future which will be reflected in the Statement of Recognised Gains and Losses. The impact on reported earnings is unlikely to be large though there will be some volatility in that element which is treated as cost of finance. The cost of funding pension obligations is not affected by FRS 17 but is driven by the longer term view taken when computing the minimum funding requirement (MFR). For the GKN schemes it appears unlikely that major additional funding will be required and the present expectation is that additional cash contributions of around £10 million per annum will be required over the next 3-4 years. These are not material to the Group.

The equity value of joint ventures will also be affected by the implementation of FRS 17 and the corresponding adjustment at the end of 2001 would have reduced shareholders' funds by £18 million.

Further enquiries: GKN Corporate Communications
Tel: 020 7463 2354

APPENDICES

A. GKN Continuing Businesses Pro Forma Financial Statements

B. GKN Consolidated Financial Statements

Note:

These appendices do not form the statutory accounts of the Group. The statutory accounts for the year ended 31 December 2000 have been filed with the Registrar of Companies and contained an unqualified audit report. The audited results for 2001 were approved by the Board on 6 March 2002 and have been agreed with the auditors.

GKN Continuing Businesses

Pro forma Profit and Loss Account

For the year ended 31 December 2001

	Notes	Acquisitions in year £m	Other companies £m	Total 2001 £m	Total 2000 £m
Sales					
Subsidiaries		**210**	**3,107**	**3,317**	3,892
Share of joint ventures		**-**	**963**	**963**	180
Share of associates		**-**	**57**	**57**	62
		210	**4,127**	**4,337**	4,134
Operating profit					
Subsidiaries					
Before exceptional items and goodwill amortisation		**16**	**177**	**193**	389
Goodwill amortisation		**(1)**	**(37)**	**(38)**	(28)
Exceptional items	1	**-**	**(102)**	**(102)**	(45)
Total subsidiaries		**15**	**38**	**53**	316
Share of joint ventures					
Before goodwill amortisation		**-**	**110**	**110**	31
Goodwill amortisation		**-**	**(5)**	**(5)**	-
Total share of joint ventures		**-**	**105**	**105**	31
Share of associates		**-**	**3**	**3**	4
Total operating profit		**15**	**146**	**161**	351
Exceptional items					
Profits less losses on sale or closure of businesses					
Subsidiaries	1	**-**	**2**	**2**	27
Share of associates	1	**-**	**5**	**5**	6
Profit before interest and taxation		**15**	**153**	**168**	384
Interest (payable)/receivable					
Subsidiaries	2			**(59)**	(34)
Share of joint ventures and associates	2			**(2)**	(4)
Profit on ordinary activities before taxation				**107**	346
Taxation				**(60)**	(125)
Profit on ordinary activities after taxation				**47**	221
Minority interests - equity				**(5)**	(5)
Earnings of the year				**42**	216
Earnings per share - p	3			**5.8**	30.2
Diluted earnings per share - p	3			**5.8**	29.8

	Notes	Total 2001	Total 2000
Results before goodwill amortisation and exceptional items			
Operating profit - £m		**306**	424
Profit before tax - £m		**245**	386
Earnings per share - p	3	**24.7**	39.1

GKN Continuing Businesses

Pro forma Statement of Net Assets

At 31 December 2001

	2001	2000
	£m	£m
Fixed assets		
Intangible assets -goodwill	**525**	535
Tangible assets	**1,399**	1,341
	1,924	1,876
Investments		
Joint ventures		
Share of gross assets	**1,073**	304
Share of gross liabilities	**(861)**	(224)
	212	80
Associates	**9**	16
Other investments	**21**	32
	242	128
Total fixed assets	**2,166**	2,004
Current assets		
Stocks	**503**	595
Debtors	**546**	723
Cash at bank and in hand	**167**	143
	1,216	1,461
Creditors: amounts falling due within one year		
Short-term borrowings	**(295)**	(116)
Creditors	**(730)**	(1,067)
Taxation payable	**(190)**	(204)
Dividend payable	**(53)**	(93)
	(1,268)	(1,480)
Net current liabilities	**(52)**	(19)
Total assets less current liabilities	**2,114**	1,985
Creditors: amounts falling due beyond one year		
Term loans and obligations under finance leases	**(754)**	(623)
Provisions for liabilities and charges	**(302)**	(291)
Net assets	**1,058**	1,071

GKN Continuing Businesses

Pro forma cash inflow from operating activities

For the year ended 31 December 2001

	2001	2000
	£m	£m
Operating profit from continuing operations	**53**	316
Depreciation and goodwill amortisation	**203**	185
Loss on sale of fixed assets	**1**	-
Impairment of tangible fixed assets	**19**	-
Decrease/(increase) in stocks	**44**	(58)
Decrease/(increase) in debtors	**71**	(58)
Increase/(decrease) in creditors	**3**	(16)
Increase/(decrease) in provisions	**9**	(1)
Increase/(decrease) in customer advances	**49**	(27)
Exceptional items	**-**	(6)
Net cash inflow from operating activities	**452**	335

Pro forma cash flow statement

For the year ended 31 December 2001

	2001	2000
	£m	£m
Net cash inflow from operating activities (see above)	**452**	335
Dividends from joint ventures and associates	**49**	14
Returns on investments and servicing of finance		
Net interest paid	**(58)**	(29)
Dividends paid to minority interests	**(1)**	(3)
	(59)	(32)
Taxation	**(33)**	(58)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(246)**	(246)
Other	**2**	1
	(244)	(245)
Acquisitions and disposals		
Purchase of subsidiaries and joint ventures	**(137)**	(223)
Sale of subsidiaries and joint ventures	**1**	114
	(136)	(109)
Cash inflow/(outflow) from continuing businesses	**29**	(95)

Pro forma movement in net debt

For the year ended 31 December 2001

	2001	2000
	£m	£m
Cash inflow/(outflow) from continuing businesses (see above)	**29**	(95)
Dividends/redemption of 'B' shares	**(148)**	(134)
Creation of AgustaWestland	**(144)**	-
Subsidiaries acquired and sold	**-**	(24)
Currency variations	**(6)**	(72)
Proceeds of share issues	**15**	12
New finance leases	**-**	(5)
Continuing businesses total outflow	**(254)**	(318)
Cash outflow from discontinued businesses	**(30)**	(2)
Net borrowings at beginning of period	**(601)**	(281)
Net borrowings at end of period	**(885)**	(601)

The GKN share of net debt of joint ventures was £58 million.

GKN Continuing Businesses
Pro forma Segmental Analysis

For the year ended 31 December 2001

	Sales		Operating profit	
	2001	2000	**2001**	2000
	£m	£m	**£m**	£m
By business				
Automotive				
Subsidiaries	**2,687**	2,530	**161**	281
Joint ventures	**157**	153	**26**	27
	2,844	2,683	**187**	308
Aerospace				
Subsidiaries	**630**	1,362	**32**	108
Joint ventures	**806**	27	**84**	4
Associates	**57**	62	**3**	4
	1,493	1,451	**119**	116
	4,337	4,134	**306**	424
Goodwill amortisation	**-**	-	**(43)**	(28)
Exceptional items	**-**	-	**(102)**	(45)
Total	**4,337**	4,134	**161**	351
By region of origin				
Europe				
Subsidiaries	**1,715**	2,570	**122**	274
Joint ventures	**851**	79	**93**	13
Associates	**57**	62	**3**	4
	2,623	2,711	**218**	291
Americas				
Subsidiaries	**1,340**	1,131	**53**	106
Joint ventures	**68**	60	**11**	10
	1,408	1,191	**64**	116
Rest of the World				
Subsidiaries	**262**	191	**18**	9
Joint ventures	**44**	41	**6**	8
	306	232	**24**	17
Total	**4,337**	4,134	**306**	424

Notes:

1 The analyses of operating profit by business and by region of origin include an allocation of costs incurred in the United Kingdom.

2 Intra-group sales between businesses and regions are not significant.

3 Operating profit of continuing businesses after charging goodwill amortisation and exceptional items is analysed by business as follows: Automotive £129 million (2000 - £287 million) and Aerospace £32 million (2000 - £64 million) and by region of origin as follows: Europe £125 million (2000 - £263 million), Americas £14 million (2000 - £72 million) and Rest of the World £22 million (2000 - £16 million).

GKN Continuing Businesses

Pro forma financial information

Basis of preparation

The unaudited pro forma financial information for the continuing GKN Group which appears on pages 1 to 6 of this appendix has been prepared as if the Industrial Services businesses had been demerged from the GKN Group "GKN" on 1 January 2000 and excludes the costs of the transaction itself. It is based on the audited consolidated accounts of GKN for the years ended 31 December 2001 and 2000 from which the results of the Industrial Services businesses have been eliminated. The profit and loss account and net asset figures for the year to 31 December 2000 are those which appear in the Listing Particulars for "New GKN plc" dated 22 June 2001.

Notes:

1. Exceptional items

	2001	2000
	£m	£m
a) Operating exceptional items		
Asset impairments	**(70)**	(13)
Redundancy costs	**(23)**	(18)
Other	**(9)**	(14)
	(102)	(45)

Following the substantial downturn in civil aviation markets and uncertainties surrounding North American vehicle production levels which were apparent in the second half of the year, the Group took steps to reduce capacity in a number of aerospace and automotive plants. A reassessment was also made of the carrying value of certain aerospace investments. This resulted in a charge to operating profit in the year of £102 million and a cash outflow of £3 million with a further cash outflow of approximately £32 million anticipated in 2002.

	2001	2000
	£m	£m
b) Non-operating exceptional items:		
Profits less losses on sale or closure of businesses		
Subsidiaries:		
GKN Aerospace Services sale and closure of businesses	**9**	(17)
Goodwill previously written off to reserves	**(2)**	(8)
	7	(25)
GKN Automotive Driveline sale of businesses	**-**	62
Goodwill previously written off to reserves	**-**	(5)
	-	57
Other	**(5)**	(5)
Total subsidiaries	**2**	27
Share of associate:		
Alvis plc - sale of shares in Avimo Group Ltd	**5**	6

2. Interest

The interest charge for 2000 has been adjusted to reflect the terms of the Demerger including, inter alia, the transfer of other investments in the Industrial Services activities of £50 million as at 31 December 2000 and the associated loss of interest of £3 million.

3. Earnings per share

Earnings per share for 2001 are based on earnings of the year of £42 million (2000 - £216 million) and calculated on the weighted average number of 720.1 million shares in issue and ranking for dividend (2000 - 715.4 million shares). Diluted earnings per share, which takes into account options over GKN plc shares, is calculated on the weighted average number of 727.6 million (2000 - 725.2 million) shares which comprises shares in both GKN plc (from 1 August 2001) and the former parent company (now GKN Holdings plc) (prior to 1 August 2001).

Earnings per share before goodwill amortisation and exceptional items, which the Directors consider gives a useful additional indication of underlying performance, is calculated on the earnings of the year adjusted as follows:

	Earnings		Earnings per share	
	2001	2000	**2001**	2000
	£m	£m	**p**	p
Earnings of the year	**42**	216	**5.8**	30.2
Included in operating profit:				
Goodwill amortisation	**43**	28	**6.0**	3.9
Exceptional items	**102**	45	**14.2**	6.3
Non-operating exceptional items	**(7)**	(33)	**(1.0)**	(4.6)
Taxation attributable to exceptional items	**(2)**	24	**(0.3)**	3.3
Earnings before goodwill amortisation and exceptional items	**178**	280	**24.7**	39.1

4. Operating cash flow, which is a performance measure used in the financial management of the Group, is computed as follows:

	2001	2000
	£m	£m
Net cash inflow from operating activities	**452**	335
Capital expenditure	**(246)**	(246)
	206	89

Consolidated Profit and Loss Account

For the year ended 31 December 2001

	Continuing operations		Industrial		
	Acquisitions in year	Other Companies	Services*	Total 2001	Total 2000
	£m	£m	£m	£m	£m
Sales					
Subsidiaries	210	3,107	115	3,432	4,124
Share of joint ventures	-	963	500	1,463	910
Share of associates	-	57	-	57	62
	210	4,127	615	4,952	5,096
Operating profit					
Subsidiaries					
Before exceptional items and goodwill amortisation	16	177	10	203	421
Goodwill amortisation	(1)	(37)	(2)	(40)	(30)
Exceptional items	-	(102)	(4)	(106)	(45)
Total subsidiaries	15	38	4	57	346
Share of joint ventures					
Before goodwill amortisation	-	110	70	180	168
Goodwill amortisation	-	(5)	(4)	(9)	(5)
Total share of joint ventures	-	105	66	171	163
Share of associates	-	3	-	3	4
Total operating profit	15	146	70	231	513
Exceptional items					
Profits less losses on sale or closure of businesses					
Subsidiaries	-	2	(3)	(1)	27
Share of associates	-	5	-	5	6
Demerger costs	-	-	(20)	(20)	-
Profit before interest and taxation	15	153	47	215	546
Interest (payable)/receivable					
Subsidiaries				(59)	(31)
Share of joint ventures and associates				(21)	(34)
Profit on ordinary activities before taxation				135	481
Taxation				(95)	(157)
Profit on ordinary activities after taxation				40	324
Minority interests - equity				(5)	(5)
Earnings of the year				35	319
Dividends				(108)	(143)
Transfer (from)/to reserves				(73)	176
Earnings per share - p				4.9	44.6
Diluted earnings per share - p				4.8	44.0

Results before goodwill amortisation and exceptional items		
Operating profit - £m	386	593
Profit before tax - £m	306	528
Earnings per share - p	31.1	54.5

* Industrial Services businesses are shown separately as they became discontinued on 7 August 2001.

Consolidated Balance Sheet at 31 December 2001

	2001 £m	2000 £m
Fixed assets		
Intangible assets - goodwill	**525**	579
Tangible assets	**1,399**	1,391
	1,924	1,970
Investments		
Joint ventures		
Share of gross assets	**1,073**	1,392
Share of gross liabilities	**(861)**	(1,053)
	212	339
Associates	**9**	16
Other investments	**21**	82
	242	437
Total fixed assets	**2,166**	2,407
Current assets		
Stocks	**503**	602
Debtors	**546**	755
Cash at bank and in hand	**167**	143
	1,216	1,500
Creditors: amounts falling due within one year		
Short-term borrowings	**(295)**	(116)
Creditors	**(730)**	(1,104)
Taxation payable	**(190)**	(204)
Dividend payable	**(53)**	(93)
	(1,268)	(1,517)
Net current liabilities	**(52)**	(17)
Total assets less current liabilities	**2,114**	2,390
Creditors: amounts falling due beyond one year		
Term loans and obligations under finance leases	**(754)**	(623)
Provisions for liabilities and charges	**(302)**	(291)
Net assets	**1,058**	1,476
Capital and reserves*		
Called up share capital	**364**	3,546
Share premium account	**3**	-
Revaluation reserve	**45**	48
Other reserves	**(84)**	(2,719)
Profit and loss account	**708**	582
Equity interest	**1,036**	1,457
Minority interest - equity	**22**	19
	1,058	1,476

* As part of the demerger of the Industrial Services businesses, a new Holding company was imposed above the former GKN plc. Group reconstruction relief has been used in accounting for this internal reorganisation and, therefore, consolidated capital and reserves at December 2000 have been restated to reflect GKN plc's share structure as though it had been in existence at 1 January 2001. As a result of the demerger of the Industrial Services businesses on 7 August 2001 the share capital shown in this balance sheet was reduced by £3,185 million and the debit balance on other reserves by £2,895 million. There was a £261 million addition to the profit and loss account.

Statement of total recognised gains and losses for the year ended 31 December 2001

	2001	2000
	£m	£m
Earnings of the year		
Subsidiaries	**(70)**	218
Share of joint ventures	**99**	92
Share of associates	**6**	9
	35	319
Currency variations	**(21)**	3
Other reserve movements	**(3)**	(5)
Total recognised gains and losses of the year	**11**	317

Reconciliation of movements in shareholders' equity for the year ended 31 December 2001

	2001	2000
	£m	£m
Total recognised gains and losses of the year	**11**	317
Dividends	**(108)**	(143)
Demerger of Industrial Services	**(451)**	-
Issue of ordinary shares net of costs	**15**	10
Redemption of 'B' shares	**-**	(84)
Creation of AgustaWestland	**110**	-
Goodwill on businesses sold and closed	**2**	13
Total (decrease)/increase	**(421)**	113
Shareholders' equity at 1 January 2001	**1,457**	1,344
Shareholders' equity at 31 December 2001	**1,036**	1,457

Movement in net debt for the year ended 31 December 2001

	2001	2000
	£m	£m
Increase/(decrease) in cash	**47**	(66)
Decrease in liquid resources and financing	**(196)**	(81)
Cash outflow before use of liquid resources and financing	**(149)**	(147)
Currency variations	**(6)**	(72)
Net proceeds of ordinary share issues	**15**	12
Redemption of 'B' shares	**-**	(84)
New finance leases	**-**	(5)
Creation of AgustaWestland	**(144)**	-
Subsidiaries acquired and sold	**-**	(24)
Total decrease	**(284)**	(320)
Net borrowings at 1 January 2001	**(601)**	(281)
Net borrowings at 31 December 2001	**(885)**	(601)

The GKN share of net debt of joint ventures was £58 million (2000 - £641 million)

Net cash inflow from operating activities for the year ended 31 December 2001

	Continuing Operations £m	Discontinued Operations £m	Total 2001 £m	Total 2000 £m
Continuing operations:				
Operating profit	53	4	57	346
Depreciation and goodwill amortisation	203	6	209	193
Profit on sale of tangible fixed assets	1	(1)	-	(5)
Impairment of fixed assets	19	4	23	-
Decrease/(increase) in stocks	44	(1)	43	(59)
Decrease/(increase) in debtors	71	4	75	(55)
Increase/(decrease) in creditors	3	(14)	(11)	(25)
Increase/(decrease) in provisions	9	(1)	8	(1)
Increase/(decrease) in customer advances	49	-	49	(27)
Exceptional items	-	(14)	(14)	(2)
Net cash inflow from operating activities	452	(13)	439	365

Consolidated cash flow statement for the year ended 31 December 2001

	2001 £m	2000 £m
Net cash inflow from operating activities (as above)	439	365
Dividends from joint ventures and associates	75	48
Returns on investments and servicing of finance		
Interest received	16	28
Interest paid	(75)	(57)
Dividends paid to minority interests	(1)	(3)
	(60)	(32)
Taxation		
United Kingdom	15	6
Overseas	(51)	(71)
	(36)	(65)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(258)	(261)
Sale of tangible fixed assets	6	8
Investment loans and additional capital contributions to joint ventures and associates	(30)	(45)
Other financial investments	(1)	(2)
	(283)	(300)
Acquisitions and disposals		
Purchase of subsidiaries	(137)	(214)
Purchase of joint ventures	(9)	(12)
Sale of subsidiaries	10	114
Sale of joint ventures	-	(1)
	(136)	(113)
Equity dividends paid	(148)	(50)
Cash outflow before use of liquid resources and financing	(149)	(147)